FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO.: 333-142235

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-142235) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

Information in this material regarding any assets backing any securities described or referred to herein supersedes all prior information regarding such assets that is contrary to the information contained herein.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Citigroup Global Markets Inc. and PNC Capital Markets LLC and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities described or referred to herein or derivatives thereof (including options).

Any legends, disclaimers or other notices or language that may appear in the text of, at the bottom of, or attached to, an email communication to which this material may have been attached, that are substantially similar to or in the nature of the following disclaimers, statements or language, are not applicable to these materials and should be disregarded:

•	disclaimers regarding accuracy or completeness of the information contained herein or restrictions as to reliance on the information contained herein by investors;
•	disclaimers of responsibility or liability;
•	statements requiring investors to read or acknowledge that they have read or understand the registration statement or any disclaimers or legends;
•	language indicating that this communication is neither a prospectus nor an offer to sell or a solicitation or an offer to buy;
•	statements that this information is privileged, confidential or otherwise restricted as to use or reliance; and
•	a legend that information contained in these materials will be superseded or changed by the final prospectus, if the final prospectus is not delivered until after the date of the contract for sale.

Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via the e-mail system pursuant to which this communication is being transmitted.

Interest Distributions:

Each class of offered certificates will be entitled on each distribution date to interest accrued during the prior calendar month at its pass-through rate for such distribution date on the outstanding certificate balance or notional amount of such class immediately prior to such distribution date. Interest on the offered certificates will be calculated on the basis of twelve 30-day months and a 360-day year.

Subject to available funds, distributions of interest will be made with respect to the following classes of certificates in the following order on each distribution date: first, to the class A-1, A-2, A-3, A-SB, A-4, A-1A and X certificates and the senior component of the class AF-A certificates, pro rata and pari passu; second, to the class AM and AM-A certificates and the mezzanine component of the class AF-A certificates, pro rata and pari passu; third, to the class AJ and AJ-A certificates and the junior component of the class AF-A certificates, pro rata and pari passu; and then to the respective remaining classes of certificates with principal balances, sequentially in alphabetical order of class designation. In general, payments of interest in respect of the class A-1, A-2, A-3, A-SB, A-4, AM and AJ certificates will be made out of available funds attributable to the mortgage loans in loan group 1, payments of interest in respect of the class A-1A, AM-A and AJ-A certificates will be made out of available funds attributable to the mortgage loans in loan subgroup 2a, payments of interest in respect of the class AF-A certificates will be made out of available funds attributable to the mortgage loan in loan subgroup 2b, and payments of interest in respect of the class X certificates will be made out of available funds attributable to mortgage loans in both loan groups (including any related loan sub-groups). However, if the application of available funds as described in the preceding sentence would result in an interest shortfall to any of the class A-1, A-2, A-3, A-SB, A-4, A-1A and X certificates and the senior component of the class AF-A certificates, then payments of interest will be made with respect to those classes and that component on a pro rata (based on amount of interest payable) and pari passu basis without regard to loan groups. Similarly, if the application of available funds would result in an interest shortfall to any of the class AM and AM-A certificates and the mezzanine component of the class AF-A certificates, then payments of interest will be made with respect to those classes and that component on a pro rata (based on amount of interest payable) and pari passu basis without regard to loan groups. Similarly, if the application of available funds would result in an interest shortfall to any of the class AJ and AJ-A certificates and the junior component of the class AF-A certificates, then payments of interest will be made with respect to those classes and that component on a pro rata (based on amount of interest payable) and pari passu basis without regard to loan groups.

Principal Distributions:

Except as described below, principal will be distributed on each distribution date, to the extent of available funds, to the most senior class of sequential pay certificates outstanding until its certificate balance is reduced to zero. Payments of principal will generally be made, to the extent of available funds (i) to the class A-1, A-2, A-3, A-SB, A-4, AM and AJ certificates, in that order, in an amount equal to the funds received or advanced with respect to principal on mortgage loans in loan group 1 and, after the principal balances of the class A-1A, AM-A, AJ-A and AF-A certificates have been reduced to zero, the funds received or advanced with respect to principal on mortgage loans in loan group 2, in each case until the principal balance of the subject class of certificates is reduced to zero, (ii) to the class A-1A, AM-A and AJ-A certificates, in that order, in an amount equal to the funds received or advanced with respect to principal on mortgage loans in loan subgroup 2a and, after the principal balances of the class AF-A certificates have been reduced to zero, the funds received or advanced with respect to principal on the mortgage loan in loan subgroup 2b and, after the principal balances of the class A-4, AM and AJ certificates have been reduced to zero, a pro rata share (based on the proportion of the total principal balance of the class A-1A, AM-A and AJ-A certificates to the total principal balance of the class A-1A, AM-A, AJ-A and AF-A certificates) of the funds received or advanced with respect to principal on mortgage loans in loan group 1, until the principal balances of the class A-1A, AM-A and AJ-A certificates are reduced to zero and (iii) to the senior, mezzanine and junior components of the class AF-A certificates, in that order, in an amount equal to the funds received or advanced with respect to principal on the mortgage loan in loan subgroup 2b and, after the principal balances of the class A-1A, AM-A and AJ-A certificates have been reduced to zero, the funds received or advanced with respect to principal on mortgage loans in loan subgroup 2a, and after the principal balances of the class A-4, AM and AJ certificates have been reduced to zero, a pro rata share (based on the proportion of the total principal balance of the class AF-A certificates to the total principal balance of the class A-1A, AM-A, AJ-A and AF-A certificates) of the funds received or advanced with respect to principal on mortgage loans in loan group 1, until the principal balance of the class AF-A certificates is reduced to zero.

Notwithstanding the foregoing, but subject to the discussion in the next paragraph, on any distribution date as of which the principal balance of the class A-SB certificates is required to be paid down to its scheduled principal balance for that distribution date in accordance with a specified schedule that will be annexed to the offering prospectus, distributions of principal will be made, to the extent of available funds, to reduce the principal balance of the class A-SB certificates to its scheduled principal balance for the subject distribution date, out of the funds received or advanced with respect to principal on the mortgage loans in loan group 1 (prior to any distributions of principal from those loan group 1 funds to any other class of certificates on that distribution date) and, after the principal balances of the class A-1A, AM-A, AJ-A and AF-A certificates have been reduced to zero, out of the funds received or advanced with respect to principal on mortgage loans in loan group 2 (prior to any distributions of principal therefrom with respect to the class A-1, A-2, A-3 and A-4 certificates on that distribution date).

If, due to losses, the certificate balances of the class AM and AM-A certificates and the mezzanine component of the class AF-A certificates through class T certificates are reduced to zero, payments of principal to the class A-1, A-2, A-3, A-SB, A-4 and A-1A certificates and the senior component of the class AF-A certificates (to the extent that any two or more of these classes are outstanding) will be made on a pro rata and pari passu basis. Similarly, if due to losses, the certificate balances of the class AJ and AJ-A certificates and the junior component of the class AF-A certificates through class T certificates are reduced to zero, payments of principal to the class AM and AM-A certificates and the mezzanine component of the class AF-A certificates (to the extent that any two or more of these classes are outstanding) will be made on a pro rata and pari passu basis, provided however that no principal payment may be made to the class AM and AM-A certificates and the mezzanine component of the class AF-A certificates until the class A-1, A-2, A-3, A-SB, A-4 and A-1A certificates and the senior component of the class AF-A certificates are reduced to zero. Similarly, if, due to losses, the certificate balances of the class B through class T certificates are reduced to zero, payments of principal to the class AJ and AJ-A certificates and the junior component of the class AF-A certificates (to the extent that any two or more of these classes are outstanding) will be made on a pro rata and pari passu basis, provided however that no principal payment may be made to the class AJ and AJ-A certificates and the junior component of the class AF-A certificates until the class A-1, A-2, A-3, A-SB, A-4, A-1A, AM and AM-A certificates and the senior and mezzanine components of the class AF-A certificates are reduced to zero.

Following retirement of the class A-1, A-2, A-3, A-SB, A-4, A-1A, AF-A, AM, AM-A, AJ and AJ-A certificates, amounts distributable as principal will be distributed on each distribution date, to the extent of available funds to the class B, C, D, E, F, G, H, J, K, L, M, N, P, Q, S and T certificates, in that order, in each case until the related certificate balance of the subject class of certificates is reduced to zero.

Losses:

Losses realized on the mortgage loans and certain default-related and other unanticipated expenses, if any, will be allocated to the class T, S, Q, P, N, M, L, K, J, H, G, F, E, D, C and B certificates, in that order, and then, on a pro rata and pari passu basis, to the class AJ and AJ-A certificates and the junior component of the class AF-A certificates, and then, on a pro rata and pari passu basis, to the class AM and AM-A certificates and the mezzanine component of the class AF-A certificates, and then, on a pro rata and pari passu basis, to the class A-1, A-2, A-3, A-SB, A-4 and A-1A certificates and the senior component of the class AF-A certificates.

Prepayment Premiums and Yield Maintenance Charges:

Any prepayment premiums or yield maintenance charges collected from borrowers will be distributed as described below to certificate holders on the distribution date following the collection period in which the prepayment premium or yield maintenance charge was received. On each distribution date, the holders of each class of offered certificates and the class B, C, D, E, F, G, H, J and K certificates then entitled to principal distributions (to the extent such prepayment premium or yield maintenance charge is collected from mortgage loans in the loan group or loan sub-group, as applicable, from which such class of certificates is receiving payments of principal) will be entitled to a portion of prepayment premiums or yield maintenance charges equal to the product of (a) the amount of such prepayment premiums or yield maintenance charges, net of workout fees and principal recovery fees payable therefrom, multiplied by (b) a fraction, which in no event may be greater than 1.0, the numerator of which is equal to the excess, if any, of the pass-through rate of such class of certificates over the relevant discount rate, and the denominator of which is equal to the excess, if any, of the mortgage interest rate of the prepaid mortgage loan over the relevant discount rate, multiplied by (c) a fraction, the numerator of which is equal to the amount of principal distributable on such class of certificates on that distribution date, and the denominator of which is equal to the total principal distribution amount for that distribution date; provided that, if any of the class A-4, AM or AJ certificates on the one hand and the class A-1A, AM-A or AJ-A certificates on the other hand were outstanding (or for so long as either or both of those two groups of certificates, on the one hand, and the class AF-A certificates, on the other hand, are outstanding) (prior to any distributions) on such distribution date, then the number in clause (c) will be a fraction, the numerator of which is equal to the amount of principal distributable on the subject class of certificates on such distribution date with respect to the loan group or loan subgroup that includes the prepaid mortgage loan, and the denominator of which is equal to the portion of the total principal distribution amount for such distribution date that is attributable to the loan group or loan subgroup that includes the prepaid mortgage loan.

The portion, if any, of the prepayment premiums or yield maintenance charges remaining after any payments described above will be distributed to the holders of the class X certificates. All prepayment premiums and yield maintenance charges payable as described above will be reduced, with respect to specially serviced mortgage loans, by an amount equal to certain expenses of the trust fund and losses realized in respect of the mortgage loans previously allocated to any class of certificates.

Advances:

The applicable master servicer (solely with respect to those mortgage loans as to which it is acting as master servicer) and, if it fails to do so, the trustee will be obligated to make P&I advances and (except as described below) servicing advances, including advances of delinquent property taxes and insurance, but only to the extent that such advances are considered recoverable, and, in the case of P&I advances, subject to appraisal reductions (which are described below) that may occur. Notwithstanding the foregoing, in case of the Farallon Portfolio, Arundel Mills and Apple Hotel Portfolio mortgage loans, the master servicer under the pooling and servicing agreement pursuant to which one or more of the related non-trust loans were securitized will be responsible for making servicing advances with respect to the underlying mortgaged real property.

Appraisal Reductions:

If any of certain adverse events or circumstances described in the offering prospectus occur or exist with respect to any mortgage loan or the mortgaged real property for any mortgage loan, that mortgage loan will be considered a “required appraisal loan”. An appraisal reduction amount will generally equal the amount, if any, by which the principal balance of the required appraisal loan (plus other amounts overdue or advanced in connection with such loan) exceeds 90% of the appraised value of the related mortgaged real property plus all escrows and reserves (including letters of credit) held as additional collateral with respect to the mortgage loan. As a result of calculating an appraisal reduction amount for a given mortgage loan, the interest portion of any P&I advance for such loan will be reduced, which will have the effect of reducing the amount of interest available for distribution to the certificates. A required appraisal loan will generally cease to be a required appraisal loan when the related mortgage loan has been brought current for at least three consecutive months and no other circumstances exist which would cause such mortgage loan to be a required appraisal loan. In the case of a mortgage loan that is part of a loan combination, the entire subject loan combination will be treated as a required appraisal loan and any resulting appraisal reduction amount will be allocated among the loans comprising the subject loan combination.

Optional Termination:

Each master servicer, the special servicer and certain certificate holders will have the option to terminate the trust and retire the then outstanding certificates, in whole but not in part, and purchase the remaining assets of the trust on or after the distribution date on which the stated principal balance of the mortgage loans is less than approximately 1.0% of the initial mortgage pool balance. Such purchase price will generally be at a price equal to the unpaid aggregate principal balance of the mortgage loans, plus accrued and unpaid interest and certain other additional trust fund expenses, and the fair market value of any REO properties acquired by the trust following foreclosure.

In addition, if, following the date on which the total principal balances of the class A-1, A-2, A-3, A-SB, A-4, A-1A, AF-A, AM, AM-A, AJ, AJ-A, B, C, D, E and F certificates are reduced to zero, all of the remaining certificates, except the class R-I and R-II certificates, are held by the same certificate holder, the trust fund may also be terminated, subject to such additional conditions as may be set forth in the pooling and servicing agreement, in connection with an exchange of all the remaining certificates, except the class R-I and R-II certificates, for all the mortgage loans and REO properties remaining in the trust fund at the time of exchange.

Controlling Class:

The most subordinate class of principal balance certificates that has a class certificate balance greater than 25% of its original certificate balance will be the controlling class of certificates; provided, however, that if no such class of principal balance certificates satisfies such requirement, the controlling class of certificates will be the most subordinate class of principal balance certificates with a class certificate balance greater than zero. Other than with respect to trust mortgage loans that are part of a loan combination and are described below, the holder(s) of certificates representing a majority interest in the controlling class will have the right, subject to the limitations and conditions described in the offering prospectus, to replace the special servicer and select a representative that may direct and advise the special servicer on various servicing matters.